UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934

CCC INTELLIGENT SOLUTIONS HOLDINGS INC.

(Name of Issuer)

Common stock, $0.0001 par value per share

(Title of Class of Securities)

12510Q 100
(CUSIP Number)

Frederic D. Fenton

c/o TCV

250 Middlefield Road

Menlo Park, California 94025

Telephone: (650) 614-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 30, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1 (g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240. 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12510Q 100	13D

1	NAMES OF REPORTING PERSONS: Technology Crossover Management IX, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 53,082,832 SHARES OF COMMON STOCK (A)
	8	SHARED VOTING POWER: -0- SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER: 53,082,832 SHARES OF COMMON STOCK (A)
	10	SHARED DISPOSITIVE POWER: -0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 53,082,832 SHARES OF COMMON STOCK (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 8.9% (A)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

(A)	Please see Item 5.

CUSIP No. 12510Q 100	13D

1	NAMES OF REPORTING PERSONS: Technology Crossover Management IX, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 50,135,002 SHARES OF COMMON STOCK (A)
	8	SHARED VOTING POWER: -0- SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER: 50,135,002 SHARES OF COMMON STOCK (A)
	10	SHARED DISPOSITIVE POWER: -0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 50,135,002 SHARES OF COMMON STOCK (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 8.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

(A)	Please see Item 5.

CUSIP No. 12510Q 100	13D

1	NAMES OF REPORTING PERSONS: TCV IX, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 37,538,260 SHARES OF COMMON STOCK (A)
	8	SHARED VOTING POWER: -0- SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER: 37,538,260 SHARES OF COMMON STOCK (A)
	10	SHARED DISPOSITIVE POWER: -0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 37,538,260 SHARES OF COMMON STOCK (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 6.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

(A)	Please see Item 5.

CUSIP No. 12510Q 100	13D

1	NAMES OF REPORTING PERSONS: TCV IX (A), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 10,591,917 SHARES OF COMMON STOCK (A)
	8	SHARED VOTING POWER: -0- SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER: 10,591,917 SHARES OF COMMON STOCK (A)
	10	SHARED DISPOSITIVE POWER: -0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 10,591,917 SHARES OF COMMON STOCK (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

(A)	Please see Item 5.

CUSIP No. 12510Q 100	13D

1	NAMES OF REPORTING PERSONS: TCV IX (B), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 2,004,825 SHARES OF COMMON STOCK (A)
	8	SHARED VOTING POWER: -0- SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER: 2,004,825 SHARES OF COMMON STOCK (A)
	10	SHARED DISPOSITIVE POWER: -0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,004,825 SHARES OF COMMON STOCK (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

(A)	Please see Item 5.

CUSIP No. 12510Q 100	13D

1	NAMES OF REPORTING PERSONS: TCV Member Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 2,947,830 SHARES OF COMMON STOCK (A)
	8	SHARED VOTING POWER: -0- SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER: 2,947,830 SHARES OF COMMON STOCK (A)
	10	SHARED DISPOSITIVE POWER: -0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,947,830 SHARES OF COMMON STOCK (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.5% (A)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

(A)	Please see Item 5.

ITEM 1. SECURITY AND ISSUER.

This statement on Schedule 13D (“Schedule 13D”) relates to shares of Common Stock, par value $0.0001 per share (the “Common Stock”), of CCC Intelligent Solutions Holdings Inc., a Delaware corporation (the “Issuer” or the “Company”). The Company’s principal executive offices are located at 222 Merchandise Mart Plaza, Suite 900, Chicago, IL 60654.

ITEM 2. IDENTITY AND BACKGROUND.

(a)-(b), (f). This Schedule 13D is being filed by (1) Technology Crossover Management IX, Ltd., a Cayman Islands exempted company (“Management IX”), (2) Technology Crossover Management IX, L.P, a Cayman Islands exempted limited partnership (“TCM IX”), (3) TCV IX, L.P., a Cayman Islands exempted limited partnership (“TCV IX”), (4) TCV IX (A), L.P., a Cayman Islands exempted limited partnership (“TCV IX (A)”), (5) TCV IX (B), L.P., a Cayman Islands exempted limited partnership (“TCV IX (B)”), and (6) TCV Member Fund, L.P., a Cayman Islands exempted limited partnership (“Member Fund”). The foregoing entities are collectively referred to herein as the “Reporting Persons.” The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 99.1.

TCV IX, TCV IX (A), TCV IX (B) and Member Fund (collectively, the “TCV Entities”) are each principally engaged in the business of investing in securities of privately and publicly held companies.

Management IX is the sole general partner of TCM IX, which in turn is the sole general partner of TCV IX, TCV IX (A), TCV IX (B) (the “TCV IX Funds”). Management IX is a general partner of Member Fund.

The address of the principal business and office of each of the Reporting Persons is c/o TCV, 250 Middlefield Road, Menlo Park, California 94025.

(d), (e). During the last five years, none of the Reporting Persons has (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On July 30, 2021 (the “Closing Date”), Dragoneer Growth Opportunities Corp., a Cayman Islands exempted company (prior to the Closing Date, “DGOC”) consummated the transactions contemplated the Business Combination Agreement, dated as of February 2, 2021 (as amended on April 22, 2021 and on July 6, 2021, the “Business Combination Agreement”), by and among DGOC, Chariot Opportunity Merger Sub, Inc., a Delaware corporation (“Chariot Merger Sub”) and Cypress Holdings, Inc., a Delaware corporation (“CCC”). Upon the consummation of the transactions contemplated by the Business Combination Agreement (the “Business Combination”), DGOC was renamed CCC Intelligent Solutions Holdings Inc.

Prior to the Business Combination, the TCV Entities held 155,874 shares of common stock of CCC. In connection with, but prior to the Business Combination, the shares of preferred stock held by the TCV Entities automatically converted into shares of common stock of CCC. On the Closing Date, each share of CCC common stock was cancelled and converted into the right to receive the merger consideration, which included the Transaction Share Consideration (as defined in the Business Combination Agreement). In connection with the closing of the Business Combination, on the Closing Date, the Company issued 53,082,832 shares of Common Stock to the TCV Entities.

In addition to the Per Share Stock Consideration paid at the Closing, the TCV Entities will be entitled to receive up to an additional 1,412,988 earn-out shares from the Company, issuable in shares of Common Stock upon (x) the price of the Common Stock exceeding certain thresholds following the Closing Date, or (y) a Change of Control of Dragoneer, in each case as provided in the Business Combination Agreement.

ITEM 4. PURPOSE OF TRANSACTION.

The information contained in Items 3, 5 and 6 of this Schedule 13D is incorporated herein by reference.

The Reporting Persons acquired the shares of CCC preferred stock and common stock prior to the Business Combination for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, investigate, evaluate, discuss, negotiate or agree to retain and/or sell or otherwise dispose of all or a portion of shares of Common Stock in the open market, through transactions registered under the Securities Act of 1933, as amended (the “Securities Act”), through privately negotiated transactions to the Company or third parties or through distributions to their respective partners, or otherwise and/or investigate, evaluate, discuss, negotiate or agree to acquire additional shares of Common Stock in the open market, in connection with issuances by the Company or sales by other stockholders in transactions registered under the Securities Act, in privately negotiated transactions or otherwise. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Common Stock; general market and economic conditions; ongoing evaluation of the Company’s business, financial condition, operating results and prospects; the relative attractiveness of alternative business and investment opportunities; and other future developments. The Reporting Persons intend to have discussions with officers and directors of the Company in connection with the Reporting Persons’ investment in the Company. The topics of these conversations may cover a range of issues, including those relating to the Company’s business, strategy, operations, financial condition, capital allocation, investor communications, and environmental, social and governance matters. The Reporting Persons also may have similar conversations with other stockholders or other interested parties. The Reporting Persons may at any time reconsider and change their intentions relating to the foregoing. Except as set forth herein, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.)

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a), (b). The responses of the Reporting persons to Rows (7) through (13) of the cover pages of this Schedule 13D, are incorporated herein by reference. As of July 30, 2021, the Reporting Persons beneficially owned directly and/or indirectly the following shares of Common Stock:

Name of Reporting Person	Shares of Common Stock	Percentage of Common Stock(1)
Technology Crossover Management IX, Ltd.	53,082,832	8.9%
Technology Crossover Management IX, L.P.	50,135,002	8.4%
TCV IX, L.P.	37,538,260	6.3%
TCV IX (A), L.P.	10,591,917	1.8%
TCV IX (B), L.P.	2,004,825	0.3%
TCV Member Fund, L.P.	2,947,830	0.5%

(1) The information shown in the table with respect to the percentage of Common Stock beneficially owned is based on 594,545,380 shares of Common Stock outstanding as of July 30, 2021, as reported in the Form 8-K filed by the Issuer with the Securities and Exchange Commission on August 5, 2021.

Excluded from beneficial ownership is the contingent right to earn-out shares.

Each of the TCV Entities has the sole power to dispose or direct the disposition of the shares of Common Stock that it holds directly and has the sole power to vote or direct the vote of such shares.

Management IX, as the ultimate general partner of the TCV Entities, may be deemed to have the sole power to dispose or direct the disposition of the shares held by the TCV Entities and have the sole power to direct the vote of such shares of Common Stock. TCM IX, as the direct general partner of the TCV IX Funds, may also be deemed to have sole power to dispose or direct the disposition of the shares of Common Stock held by the TCV IX Funds and have the sole power to direct the vote of such shares of Common Stock. Each of Management IX and TCM IX disclaims beneficial ownership of the shares of Common Stock owned by the TCV Entities, except to the extent of their respective pecuniary interest therein.

The Reporting Persons may be deemed to be acting as a group in relation to their respective holdings in the Issuer but do not affirm the existence of any such group.

Except as set forth in this Item 5(a)—(b), each of the Reporting Persons disclaims beneficial ownership of any Common Stock owned beneficially or of record by any other Reporting Person.

(c). The information set forth in Item 4 of this Schedule 13D is incorporated by reference herein.

(d). Except as set forth herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock beneficially owned by the Reporting Persons.

(e). Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Business Combination Agreement

On July 30, 2021 (the “Closing Date”), the Issuer, previously known as Dragoneer Growth Opportunities Corp., a Delaware corporation (“Dragoneer”), acquired Cypress Holdings, Inc., a Delaware corporation (“CCC”), pursuant to a Business Combination Agreement entered into as of February 2, 2021 (as amended on April 22, 2021 by Amendment No. 1 to the Business Combination Agreement and on July 6, 2021 by Amendment No. 2 to the Business Combination Agreement), by an among Dragoneer, Chariot Opportunity Merger Sub, Inc. a wholly-owned subsidiary of Dragoneer (“Chariot Merger Sub”) and CCC, which provided, among other things, the merger of Merger Sub with and into CCC, with CCC being the surviving corporation (the “Merger”, and together with the other transactions contemplated by the Business Combination Agreement, the “Business Combination”).

Pursuant to the Business Combination Agreement, at the effective time of the Merger on July 30, 2021 (the “Effective Time”), each share and equity award of CCC outstanding as of immediately prior to the Effective Time was exchanged for shares of Common Stock of the Issuer or comparable equity awards that are settled or are exercisable for Common Stock of the Issuer. Pursuant to the Business Combination Agreement, the TCV Entities received 53,082,832 shares of Common Stock. The foregoing excludes the contingent right of the TCV Entities to receive additional shares of Common Stock (the “Earnout Shares”) at the earlier to occur of (a) the first date on which the last reported closing price of the Issuer's shares has been greater than or equal to $15.00 per share (as adjusted for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like) for any twenty (20) day trading days within any thirty (30) consecutive trading day period commencing after July 30, 2021 or (b) a change of control of the Issuer, in each case if such event occurs within ten (10) years after July 30, 2021.

Amended and Restated Registration and Shareholder Rights Agreement

On February 2, 2021, the TCV Entities entered into an Amended and Restated Registration and Shareholder Rights Agreement (the “Shareholder Rights Agreement”) with the Issuer and certain other parties named therein, which became effective as of the Closing Date.

Pursuant to the Shareholder Rights Agreement, among other things, the TCV Entities have the right to designate for nomination to the Issuer’s Board of Directors one (1) director for so long as the TCV Entities meet certain thresholds of security ownership.

In addition, the Shareholder Rights Agreement provides for the following registration rights:

Demand registration rights. The Issuer will be required, upon the written request of the Advent Stockholders (as defined in the Shareholder Rights Agreement) at any time following the Closing Date, to file a registration statement and use reasonable best efforts to effect the registration of all or part of the registrable securities held by the Advent Stockholders. The Issuer is not obligated to effect any demand registration if a demand registration or piggyback registration was declared effective or an underwritten shelf takedown was consummated within the preceding 90-day period.

Shelf registration rights. The Issuer will be required, upon written request of the Advent Stockholders at any time following the Closing Date, to file a shelf registration statement pursuant to Rule 415 of the Securities Act and use reasonable best efforts to effect the registration of all or a portion of the registrable securities held by the Advent Stockholders, provided that the Advent Stockholders shall be deemed to have given such a request as of the Closing Date with respect to all of their registrable securities. At any time the Issuer has an effective shelf registration statement with respect to the registrable securities of the Advent Stockholders or any other parties to the Shareholder Rights Agreement, the Advent Stockholders may make a written request to effect a public offering, including pursuant to an underwritten shelf takedown, provided that the Issuer is not obliged to effect any underwritten shelf takedown if a demand registration or piggyback registration was declared effective or an underwritten shelf takedown was consummated within the preceding 90-day period.

Piggyback registration rights. At any time after the Closing Date, if the Issuer proposes to file a registration statement to register any of its equity securities under the Securities Act or to conduct a public offering, either for its own account or for the account of any other person, subject to certain exceptions, the TCV Entities and the other shareholders party to the Shareholder Rights Agreement are entitled to include their registrable securities in such registration statement.

Lock-up. Each shareholder party to the Shareholder Rights Agreement is prohibited from transferring any securities of the Issuer until the earlier of (i) the date that is 180 days following the Closing Date and (ii) the first date on which the daily closing price of the Common Stock has been greater than or equal to $12.00 per share (subject to customary adjustments) for any 20 trading days within a 30-trading-day period commencing at least 120 days after the Closing Date, in each case, subject to certain customary exceptions.

The information set forth in Item 4 hereof is incorporated herein by reference.

The foregoing references in this Schedule 13D to, or descriptions of, the Business Combination Agreement (including Amendments No. 1 and No. 2 thereto) and the Shareholder Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the text of such agreements or forms thereof, copies of which are included as Exhibits 2, 3, 4 and 5 to this Schedule 13D, respectively, and are incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.	Description

1	Joint Filing Agreement, dated as of August 9, 2021, by and among the Reporting Persons (filed herewith).

2	Business Combination Agreement, dated as of February 2, 2021, by and among Dragoneer, Chariot Merger Sub and CCC (filed as Exhibit 2.1 to the Current Report on Form 8-K of the Company on February 3, 2021 and incorporated herein by reference).

3	Amendment No. 1 to Business Combination Agreement, dated as of April 22, 2021 (filed as Exhibit 2.2 to Amendment No. 2 to the Registration Statement on Form S-4 of the Company on June 8, 2021 and incorporated herein by reference.)

4	Amendment No. 2 to Business Combination Agreement, dated as of July 6, 2021 (filed as Exhibit 2.1 to the Current Report on Form 8-K of the Company on July 6, 2021 and incorporated herein by reference.)

5	Amended and Restated Registration and Shareholder Rights Agreement, by and among Dragoneer and the parties thereto (filed as Exhibit 10.3 to the Annual Report on Form 10-K of the Issuer on March 29, 2021 and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 9, 2021

Technology Crossover Management IX, Ltd.

By:	/s/ Frederic D. Fenton
Name: Frederic D. Fenton
Its: Authorized Signatory

Technology Crossover Management IX, L.P.

By:	/s/ Frederic D. Fenton
Name: Frederic D. Fenton
Its: Authorized Signatory

TCV IX, L.P.

By:	/s/ Frederic D. Fenton
Name: Frederic D. Fenton
Its: Authorized Signatory

TCV IX (A), L.P.

By:	/s/ Frederic D. Fenton
Name: Frederic D. Fenton
Its: Authorized Signatory

TCV IX (B), L.P.

By:	/s/ Frederic D. Fenton
Name: Frederic D. Fenton
Its: Authorized Signatory

TCV Member Fund, L.P.

By:	/s/ Frederic D. Fenton
Name: Frederic D. Fenton
Its: Authorized Signatory